SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AEREAS INTELIGENTES S.A. CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON 23 OCTOBER, 2023 AND 03 NOVEMBER, 2023

I.	Date, Time and Place: Held on 23 October, 2023, at 2:00 p.m., in a hybrid, considered as held at the headquarters of Gol Linhas Aereas Inteligentes S.A. ("Company"), at Praça Comandante Linneu Gomes, s/nº, Entrance 3, in the Board of Directors’ Meeting Room, Jardim Aeroporto, CEP 04626-020, in the city and State of São Paulo.

II.	Call Notice and Attendance: The call notice was waived due to the attendance of all members of the Board of Directors, pursuant to Article 19 of the Company's Bylaws.

III.	Presiding Board: Mr. Constantino de Oliveira Junior was the Chairman of the meeting, and invited me, Mr. Felipe Fieri Silva, to act as secretary of the meeting.

Iv.            Agenda: discuss and resolve on: (i) the management report and the accounts presented by the management for the third quarter of 2023 ended on september 30, 2023; (ii) the company's individual and consolidated quarterly information ("itr"), for the period ended september 30, 2023, including the report on the review of the quarterly information issued by ernst & young auditores independentes (“E&Y” or “independent auditor”); (iii) the company's unaudited interim condensed consolidated financial statements for the period ended on september 30, 2023; and (iv) authorize the company's board of officers to practice the necessary acts to execute the resolutions taken in items above.

V.             Presentations, Initial Analysis and Suspension of Work: After the initial presentations of the topics on the Agenda, providing the necessary clarifications, the members of the Board of Directors agreed to suspend the meeting for the period necessary for the Independent Auditor to complete his opinion on individual and consolidated ITR, relating to the period ended September 30, 2023.

VI.            Resumption of Work and Resolutions: Resumption of work at 2:00 pm on November 03, 2023, after due analysis of the documents and providing the necessary and pertinent clarifications regarding the matters on the Agenda, the members of the Board of Directors approved, unanimously and without reservations:

(i)	the Management Report and the accounts presented by the Management for the Third Quarter of 2023 ended on September 30, 2023;

(ii)	the Company's individual and consolidated quarterly information ("ITR"), for the period ended September 30, 2023, including the report on the review of the quarterly information issued by Ernst & Young Auditores Independentes (“E&Y” or “Independent Auditor”);

(iii)	the Company's Unaudited Interim Condensed Consolidated Financial Statements for the period ended on September 30, 2023; and

(iv)	the Company's board of officers to firm all necessary documents for the implementation of the resolutions contained in this instrument, as well as the ratification of all acts performed by the Company's Board of Executive Officers for the implementation of the resolutions taken in items above.

VII.	Closing: The floor was offered to anyone who wanted to use it and, as no one did so, the work was suspended for the time necessary to draw up these minutes, which, once the work was reopened, was read, checked and signed by those present. Signatures: Presiding Board – Chairman: Mr. Constantino de Oliveira Junior; Secretary: Mr. Felipe Fieri Silva; Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Richard Freeman Lark Jr., Anmol Bhargava, Adrian Neuhauser, Marcela de Paiva Bomfim Teixeira, Germán Pasquale Quiroga Vilardo and Philipp Michael Schiemer.

I certify that this is a true copy of the minutes drawn up in the proper book.

São Paulo, November 03, 2023.

Presiding Board:

Constantino de Oliveira Junior Chairman	Felipe Fieri Silva Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 07, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer